Exhibit (a)(1)(K)

Contacts:
Brian Steer
Mark Goble, M.D.
Gyrus Group PLC
###-##-#### 219 750

FOR IMMEDIATE RELEASE

June 12, 2001

GYRUS GROUP PLC COMPLETES SOMNUS TENDER OFFER

    LONDON—June 12, 2001—Gyrus Group PLC, a public limited company organized under the laws of England and Wales, and its wholly owned subsidiary, Gyrus Acquisition, Inc., a Delaware company, announced today the successful completion of their cash tender offer to purchase shares of Somnus Medical Technologies, Inc. (NASDAQ: SOMN) at $3.11 per share, and announced that Gyrus Acquisition, Inc. had accepted for payment the 1,212,967 shares of common stock of Somnus that had been tendered during the subsequent offering period, which period expired at 12:00 midnight, New York City time, on Monday, June 11, 2001.

    After giving effect to the additional shares tendered during the subsequent offering period, a total of 16,158,879 shares of Somnus stock (approximately 93.1% of the outstanding shares) were validly tendered pursuant to the offer.

    As previously announced, Gyrus Acquisition, Inc. will be merged with Somnus. As a result of the merger, Somnus will become 100% owned by Gyrus Group PLC. In the merger, shareholders will receive the same consideration of $3.11 per share as was received by shareholders who tendered in the offer. Gyrus Group expects the merger transaction will be completed within the next few days.

    Gyrus Group develops bipolar radio frequency technologies for the minimal access surgery markets, with a particular concentration in the laparoscopic, arthroscopic, hysteroscopic and urology markets. Somnus designs, develops, manufactures and markets innovative medical devices that utilize their proprietary temperature controlled radio frequency, or TCRF, technology for the treatment of upper airway disorders.